September 17, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel Crawford/ Ms. Laura Crotty/Mr. Gary Newberry/ Ms. Vanessa Robinson

Re:	Functional Brands Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed September 4, 2025
File No. 333-284180

Dear Mr. Crawford, Ms. Crotty, Mr. Newberry and Ms. Robertson

On behalf of Functional Brands Inc. (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 16, 2025, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 10 to the Form S-1 (the “S-1”)..

Form S-1 filed September 4, 2025

Amendment No. 10 to Registration Statement on Form S-1

Plan of Distribution, page 127

1. We note your response to prior comment 2. Please revise your disclosure to clarify that the Series A and Series B Convertible Preferred Stock “cannot be converted until 45 days after the occurrence of the Qualified Event” and define “Qualified Event” where appropriate.

In response to the Staff’s comment, we wish to clarify inconsistencies between the Prospectus and certain Exhibits previously filed with the SEC and to correct statements made in our response to Staff comments 2 and 3 filed with Amendment 10 to the S-1 on September 4, 2025. Exhibit 3.9, Certificate of Designation, Preferences and Rights of the Series B Preferred Stock, and Exhibit 10.23, Form of Securities Purchase Agreement, both contain provisions indicating that the Series B Preferred Stock may not be converted until the expiration of the 45-day period after the occurrence of the “Qualified Event”, that is, the commencement of the listing of the Company’s common stock on the Nasdaq Capital Market. These provisions are not correct. Only the Series A Preferred Stock is subject to the 45-day no conversion period; the Series B Preferred Stock is not.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We refer you to paragraphs five and six on page 129 of the Prospectus for the correct descriptions of the conversion rights for each class of preferred stock. In particular, we refer to paragraph six that states, “The Series B Preferred will be convertible into our common stock at any time at a conversion price equal to the lower of (i) the closing price of the common stock on the day prior to conversion and (ii) the price per share of our common stock equal to the Valuation Cap.”

Accordingly, the statements we made in response to comments 2 and 3 of the Staff’s August 28, 2025 letter to the effect that both the Series A Preferred Stock and Series B Preferred Stock were subject to a 45-day no conversion period after the Qualified Event were not correct. The private placement investors have made it clear that they will only agree to such a conversion restriction for the Series A Preferred Stock.

Consequently, the Company will not be able to revise its disclosure as requested other than to clarify the meaning of “Qualified Event” and to delete from the to be filed revised Securities Purchase Agreement the statement that the Bonus Preferred Shares may be converted into the Company’s common stock in advance of the Qualified Event. We expect to file Amendment 11 to the S-1 shortly, but in the interests of time wanted to bring this correction to your attention immediately.

We trust that this clarifies the Company’s position on the conversion rights of the preferred stock.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 838-4433.

Sincerely,

/s/ Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:Eric Griptentrog

CEO-Functional Brands Inc.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW